Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2014
Third Quarter Results

TORONTO, CANADA (Dec 10, 2013) – Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) today announced its third quarter results for the period ending October 31, 2013.

Robert Gannicott, Chairman and Chief Executive Officer, stated, “We continue to progress all of our operational and strategic objectives at Ekati while Diavik also continues to trim both capital and operating costs. The modest loss this quarter reflects expenditures on the Jay Project and a decision to hold inventory of some diamond parcels during the Diwali holiday season in India.  The diamond market is generally stable, with a few items increasing in price while a few others are down, in a market that is focused on cash generation to decrease debt through inventory sales into robust retail demand.”

Third Quarter Summary

  Consolidated rough diamond sales from DDC’s ownership in the Diavik and Ekati Diamond Mines for the third quarter were $151.6 million, resulting in an EBITDA margin of $42.6 million or 28%. Consolidated operating profit from continuing operations was $10.7 million.

  Sales from the Diavik Diamond Mine generated an EBITDA margin of $24.2 million or 46% for the third quarter.

  Sales from the Ekati Diamond Mine generated an EBITDA margin of $24.0 million or 23% for the third quarter.

  Although retail demand in the key markets of the US, China and Japan remains firm, tightened credit terms available to the polishing industry have led to softened prices for rough diamonds recently. The Company has therefore elected to hold $95 million of rough diamond inventory (at market value) available for sale as stock at October 31, 2013 in the anticipation of improved demand. At October, 31, 2013, the Company held rough diamond inventory (goods available for sale plus work in progress) of 1.5 million carats with an approximate market value of $250 million and cash on the balance sheet of $318 million (of which $122 million is restricted cash).

  The Company incurred $7.1 million of exploration expense for the third quarter (compared to $0.7 million for the comparable period of the prior year) including $6.0 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine.

  The Company recorded a consolidated net loss attributable to shareholders of $2.9 million or $(0.03) per share for the quarter.

  The relocation of the Dominion Diamond senior management team and the Company’s headquarters to Yellowknife is already demonstrating benefits at the Ekati Diamond Mine. The focus on maximizing efficiencies and costs savings has resulted in a new lower cash cost forecast for FY2014 of $310 million (the previous FY2014 cash cost forecast was $320 million). Likewise a similar emphasis on achieving cost savings at the Diavik Diamond Mine has led to a slightly lower cash cost forecast for FY2014 of $165 million (on a 40% basis) versus a previous forecast of $170 million (on a 40% basis).

  The capital expenditure forecast for FY2014 for the Ekati Diamond Mine has increased from $85 million to $100 million inclusive of capital expenditures at the Misery pipe of $42 million; first production from the Misery reserve is expected in March FY2017. The Misery pipe contains 3.0 million tonnes of probable reserve at a grade of 4 carats per tonne and an approximate value of $112 per carat.

  The Company has sold post October 31, 2013, 0.3 million carats for a value of approximately $60 million.

  Given the decision to hold back some inventory from sale in the third quarter, the Company currently expects rough diamond sales for fiscal 2014 from the Diavik Diamond Mine to be in the range of $320 to $365 million and the cost of sales for fiscal 2014 to be in the range of $235 to $270 million (including depreciation and amortization in the range of $70 to $85 million). For the Ekati Diamond Mine, the Company currently expects rough diamond sales for fiscal 2014 to be in the range of $385 to $455 million (on a 100% basis) and the cost of sales for fiscal 2014 from the Ekati Diamond Mine to be in the range of $365 to $430 million (including depreciation and amortization in the range of $50 to $60 million).

Exploration Development

  In September 2013 the Company filed an application with the Wek'éezhii Land and Water Board (“WLWB”) requesting a land use permit and water license to enable mining of the Lynx kimberlite pipe at the Ekati Diamond Mine.

  In October 2013, the Company filed an application with the WLWB requesting a new land use permit and a Class A Water License for extension of the Ekati Diamond Mine to include the Jay and Cardinal kimberlite pipes (the "Jay-Cardinal Project").

  The Jay-Cardinal Project involves the development of the largest diamondiferous resource in North America. It has the potential to extend the operating life of the Ekati Diamond Mine in the order of 10 to 20 years beyond the currently scheduled closure in 2019. The development and mining of these kimberlites is the cornerstone of Dominion Diamond Corporation's strategy for building a long- term, sustainable Canadian diamonds business.

  During the winter of 2013/4, a diamond and sonic core drilling programme will be carried out at the Jay and Cardinal pipes and along alignments for the dikes planned for the proposed development. The purpose of the programme is to provide geological, geotechnical, and hydrogeological data to enable higher resolution pipe models and to support pre-feasibility and environmental assessment studies. It also will be used to obtain site specific subsurface bedrock and hydrogeological characteristics along the proposed dike locations. The Company is working on a pre-feasibility report for the Jay Cardinal development which it aims to complete in calendar 2014.

Diavik Diamond Mine

  Production for the third calendar quarter at the Diavik Diamond Mine was 1.7 million carats on a 100% basis.

  During the third quarter, the Company sold approximately 0.4 million carats from the Diavik Diamond Mine for a total of $52.9 million for an average price per carat of $118. Had the Company sold only the last production shipped in the third quarter, the estimated achieved price would have been approximately $117 per carat based on the prices achieved in the September/October sale.

  The 23% increase in the Company’s achieved average rough diamond prices for the Diavik Diamond Mine as compared to the third quarter of the prior year resulted primarily from the sale during the third quarter of the prior year of a higher proportion of lower priced Diavik Diamond Mine goods due to an improved market for those goods at that time.

  At October 31, 2013, the Company had 0.8 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $110 million.

Ekati Diamond Mine

  Production for the third calendar quarter at the Ekati Diamond Mine was 0.6 million carats on a 100% basis.

  During the period of April 10th to December 31st it is estimated that 3.3 million tonnes of ore will be sourced from the Fox pipe, which is approaching the end of its open pit life. But as the plant is already working at full capacity only 2.4 million tonnes of Fox pipe ore will be processed during FY 2014, leaving a substantial stockpile which will be available for processing during the following year. During the fiscal third quarter, 1.3 million tonnes of Fox ore were mined and 0.3 million tonnes was stockpiled. An accounting cost is only attributable to ore that has actually been processed, and not stockpiled; therefore the cash cost of mining the stockpiled ore is added to the cost of carats recovered from other sources.

  During the third quarter, the Company sold approximately 0.4 million carats from the Ekati Diamond Mine for a total of $98.7 million for an average price per carat of $271.

  At October 31, 2013, the Company had 0.6 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $141 million.

  The development of the Misery Pipe is continuing. As of September 30, 2013, the Company had processed approximately 0.18 million tonnes of kimberlite material excavated as part of the waste stripping for advancing the pit profile of the Misery Pipe, and has recovered approximately 0.24 million carats of diamonds from this material. These diamond recoveries, all of which occurred after June 30, 2013, are not included in the Company's reserves and resource statement and are therefore incremental to production.

  During November, 0.04 million tonnes of previously accumulated coarse ore rejects were processed and 0.02 million carats of diamonds were recovered for an average grade of 0.60 carats per tonne processed. The diamonds recovered were determined to have a current market value of approximately $93 per carat. The total stockpile of coarse ore rejects at the Ekati Diamond Mine was accumulated from a number different sources over the history of operations, and this value may not be indicative of the value of other diamonds that may be recoverable from other sources within such rejects.

Conference Call and Webcast

Beginning at 8:30AM (ET) on Wednesday, December 11th, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 800-706-7745 within North America or 617-614-3472 from international locations and entering passcode 84601972.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Tuesday, December 24th, 2013 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 70101033.

Qualified Person

The scientific and technical information contained in this press release has been prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101. For more information see the Company’s Technical Report regarding the Ekati Diamond Mine dated May 24, 2013, filed on SEDAR.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two of the world's most valuable diamond mines. Both mines are located in the low political risk environment of the Northwest Territories of Canada. The Company is the fourth largest diamond producer by value globally and the largest diamond mining company by market capitalization, listed on the Toronto and New York stock exchanges.

The Company operates the Ekati Diamond Mine through its 80% ownership as well as a 58.8% ownership in the surrounding areas containing additional resources. It also sells diamonds from its 40% ownership in the Diavik Diamond Mine.

For more information, please visit www.ddcorp.ca

Contacts:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca